UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                    WINDSOR WOODMONT BLACK HAWK RESORT CORP.
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                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
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                         (Title of Class of Securities)

                                    97380W105
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                                 (CUSIP Number)

                                October 30, 2000
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

         | |  Rule 13d-1(b)

         | |  Rule 13d-1(c)

         |X|  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 97380W105
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1. Names of Reporting Persons.
   I.R.S. Identification Nos. Of Above Persons (entities only): Stephen Feinberg
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2. Check the Appropriate Box if a Member of a Group (See Instructions)

                                 Not Applicable
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3. SEC Use Only

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4. Citizenship or Place of Organization:                United States
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 Number of shares Beneficially              5.  Sole Voting Power       341,029*
 Owned by Each Reporting                    6.  Shared Voting Power         -0-
 Person With:                               7.  Sole Dispositive Power  341,029*
                                            8.  Shared Dispositive Power    -0-
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9.  Aggregate Amount Beneficially Owned by Each Reporting Person:

                                    341,029*
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10. Check if the Aggregate Amount in Row (9) Excludes Certain shares (See
    Instructions):

                                 Not Applicable
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11.  Percent of Class Represented by Amount in Row (9):           25.4*%
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12.  Type of Reporting Person (See Instructions):                           IN
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*Madeleine  L.L.C.  ("Madeleine")  is the record  holder of warrants to purchase
188,508 shares of common stock, par value $.01 per share (the "Common Stock") of Windsor Woodmont Black Hawk Resort Corp. ("Windsor Woodmont"). Abelco Holding LLC ("Abelco") is the record holder of warrants to purchase 152,521 shares of the Common Stock of Windsor Woodmont. The warrants are immediately exercisable by each of Madeleine and Abelco. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of Windsor Woodmont owned by Madeleine and Abelco. Thus, for purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 341,029 shares of Common Stock of Windsor Woodmont, or 25.4% of those deemed issued and outstanding.

Item 1.

(a)  Name Of Issuer:   Windsor Woodmont Black Hawk Resort Corp.


(b) Address of Issuer's Principal Executive Offices: 12160 North Abrams Road, Suite 516, Dallas, Texas 75243

Item 2.

(a)  Name of Person Filing:  Stephen Feinberg

(b) Address of Principal Business Office or, if none, Residence: 450 Park Avenue, 28th Floor, New York, New York 10022

(c)  Citizenship:  United States

(d)  Title of Class of Securities: Common Stock, par value $.01 per share

(e)  CUSIP Number:  97380W105

Item  3. If  this  statement  is  filed  pursuant  to   ss.ss.240.13d-1(b)   or
         240.13d-2(b) or (c), check whether the person filing is a:

         Not Applicable

Item 4.  Ownership.

         (a)  Amount beneficially owned: 341,029

         (b)  Percent of Class: 25.4%

         (c)  Number of shares as to which the person has:

              (i) Sole power to vote or to direct the vote:  341,029

             (ii) Shared power to vote or to direct the vote:   0

            (iii) Sole power to dispose or to direct the disposition of: 341,029

            (iv)  Shared power to dispose or to direct the disposition of:   0

Item 5.  Ownership of Five Percent or Less of a Class.

         Not Applicable

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not Applicable

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable

Item 9.  Notice of Dissolution of Group.

         Not Applicable

Item 10.  Certification.

         Not Applicable

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               January 23, 2001

                                               Date

                                               /s/ Stephen Feinberg
                                               --------------------
                                               Stephen Feinberg, in his capacity
                                               as  the  Investment  Manager  for
                                               Madeleine,   L.L.C.  and   Abelco
                                               Holding LLC

      ATTENTION: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See 18 U.S.C. 1001).